United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 20, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

20 March 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 100,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $85.1400	5
		USD $85.1500	395
		USD $85.1650	300
		USD $85.1700	1700
		USD $85.1800	1600
		USD $85.2000	100
		USD $85.2100	240
		USD $85.2200	200
		USD $85.2250	250
		USD $85.2300	1880
		USD $85.2400	3479
		USD $85.2500	3537
		USD $85.2600	1083
		USD $85.2700	1621
		USD $85.2800	659

USD $85.2900	3400
USD $85.3000	2115
USD $85.3100	2300
USD $85.3150	185
USD $85.3200	1300
USD $85.3300	2725
USD $85.3350	100
USD $58.3400	2788
USD $85.3500	5612
USD $85.3600	1415
USD $85.3700	3409
USD $85.3800	2257
USD $85.3850	100
USD $85.3900	4194
USD $85.4000	4131
USD $85.4100	2600
USD $85.4150	200
USD $85.4200	2871
USD $85.4300	1800
USD $85.4400	1692
USD $85.4500	1999
USD $85.4600	1945
USD $85.4700	2556
USD $85.4800	3689
USD $85.4900	1616
USD $85.5000	4036
USD $85.5100	3330
USD $85.5200	2815
USD $85.5300	5996
USD $85.5350	100
USD $85.5400	5207
USD $85.5500	2234
USD $85.5600	600
USD $85.5700	1000
USD $85.5800	334
USD $85.5900	300

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 100,000 Ordinary Shares Weighted Average Price: USD $85.396802 Aggregated Price: USD $8,539,680.185000
e)	Date of the transaction	2025-03-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 20, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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